OSISKO DEVELOPMENT ANNOUNCES FILING OF TECHNICAL REPORT
FOR THE NEWLY-ACQUIRED TINTIC PROJECT AND PRODUCING UNDERGROUND
TRIXIE MINE

MONTREAL, June 10, 2022 - Osisko Development Corp. ("Osisko Development" or the "Company") (ODV TSX-V & NYSE) is pleased to announce the filing of a technical report, prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), on its recently acquired Tintic Project ("Tintic"), including the producing underground Trixie Mine ("Trixie") located in the state of Utah, USA, pursuant to its 100% acquisition of Tintic Consolidated Metals Company ("TCM") on May 27, 2022.

Introduction

The Tintic Project consists of various past producing precious and base metal mines located in the East Tintic Mining District, Utah, 95 km southwest of Salt Lake City. The Tintic Project is comprised of approximately 17,000 acres (6,880 ha), including 14,200 acres (5,746 ha) of patented mining claims (Figure 1), and was acquired by Osisko Development on May 27, 2022 (see news release on the Company's website). Trixie, located within the Tintic Project, is an operating gold mine and produces  approximately 45 tons per day ("tpd").

The technical report on the Tintic Project, entitled "Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA", dated June 10, 2022 (effective date of June 7, 2022), prepared by Tom Henricksen (SME # 411 5974) (the "Tintic Technical Report") provides a summary of the geology and mineralization (Figure 2), description of land and ownership, property history, current development and production at Trixie and recommendations on future work programs. There is currently no mineral resource estimate on the Tintic Project that complies with NI 43-101 and, as such, any decisions in respect of the Tintic Project have been informed by data collected and current best practices adopted by management. The current production at Trixie is directed by underground exploration, face sampling, and drilling.

Highlights

  Based on 1,996 underground samples taken in the T2 and T4 mineralized zones along a strike length of 630 ft, the uncapped and unweighted grade is 5.49 oz/t Au ("troy oz per ton") (188.23 g/t Au) ("grams per tonne") and 6.64 oz/t Ag (227.66 g/t Ag). Mineralization is open in all directions (Figure 3).
  The discovery of the T2 and T4 structures in late 2020 by TCM showed Au grades associated with high sulphidation alteration hosted within quartzites that are capped by impermeable shales and volcanics.
  Trixie production is approximately 45 tpd
  A total of 27,400 tons of mineralized material was mined at Trixie from September 2020 through to the end of December 2021 generating 15,752 oz of Au and 17,605 oz of silver (Ag) from the 625 level predominantly from the T2.
  Total revenue for TCM from January to end of December 2021 was approximately $26.1 million USD.

  Access to the underground workings is available via an existing operating shaft. Underground exploration is being conducted on the upper level at the same time as extraction of mineralized material for processing.

The Company intends to invest at Trixie over the following months to advance exploration initiatives, including the construction of an underground exploration ramp and continuing with diamond drilling and sampling, to inform the preparation of a technical report for an initial mineral resource estimate in accordance with NI 43-101, which is anticipated for release by the end of Q4, 2022.

Sean Roosen, CEO of Osisko Development commented, "The Tintic acquisition is an exciting acquisition for our shareholders as it provides the Company with immediate production and a clear opportunity for exploration. We believe that we have the potential to define the resource estimate and provide a basis for future production at a low capital cost. We are excited about the quality of exploration targets at Trixie, and the areas beyond Trixie within the large wholly owned district."

Salt Lake City
Bingham Canyon
Provo
Tintic Consolidated Metals Project
UTAH
84
80
215
6
15
70
0 50 100 150
Kilometers
NAD 1983 StatePlane Utah Central FIPS 4302
Property Location
EastTintic Mining District

Figure 1: Project Location Map

Claims Outline
Lease Outline
Lithocap
Roads
Mines
Mineralization Style
Advanced Argillic Alteration
Carbonate Replacement Ag-Pb-Zn
Epithermal High Grade Au-Ag
Big Hill Lithocap
North Lily
Burgin Mine
Eureka Standard
Trixie
Silver Pass Lithocap
Treasure Hill Lithocap
Government Canyon Lithocap
6
36
67
MINERALIZATION STYLES
East Tintic Mining District
N
0 1 2 3
Kilometers

Figure 2: Mineralization Styles at Tintic

Figure 3: Long Section of the Trixie Mine

Qualified Persons / Technical Information

Tom Henricksen, (SME # 411 5974), a "qualified person" within the meaning of NI 43-101 and "independent" of Osisko Development for purposes of Section 1.5 of NI 43-101, has reviewed and approved the scientific and technical information in this news release.

For further information on Trixie, please see the Tintic Technical Report, a copy of which is available on SEDAR (www.sedar.com) and on the U.S. Securities and Exchange Commission's ("SEC") EDGAR website (www.sec.gov), in each case under Osisko Development's issuer profile, and on the Company's corporate website.

The Company cautions that the decision to commence production at Trixie in the form of small scale underground mining and batch vat leaching without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. The Company cautions that historically, such projects have a much higher economic or technical risks. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information, please contact Osisko Development Corp.:

Jean Francois Lemonde

VP, Investor Relations

jflemonde@osiskodev.com

Tel: 514-299-4926

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, expected conclusions of optimization studies, that vein corridors continue to be defined as a high-density network of mineralized quartz within the axis of the last folding event and hosted within the sandstones and that the deposit remains open for expansion at depth and down plunge, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, the ability to continue production at its Trixie mine, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, the ability to continue current production, regulatory framework, the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2021, as amended, which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.